P.R. 3/4



| OMB APPROVAL |
| --- |
| OMB Number: 3235-0123 |
| Expires: September 30, 1998 |
| Estimated average burden hours per response . . .12.00 |

SECU 03054227 OMMISSION
Washington, D.C. 20549



SEC MAIL
RECEIVED
PROCESSING
MAR 3 1 2003
WASH. D.C.
155
SECTION


# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8- 8381 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 02/01/02 (MM/DD/YY) AND ENDING 01/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
M. H. Meyerson & Co., Inc.

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 Washington Blvd.
(No. and Street)

Jersey City (City) NJ (State) 07810 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark D. Goldsmith (201) 459-9500
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road (Address) Abington (City) PA (State) 19001 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 17 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
| --- |
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Mark D. Goldsmith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M. H. Meyerson & Co., Inc., as of January 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Treasurer and Chief Financial Officer

Title



Notarial Seal
Diane Vandegrift, Notary Public
Abington Twp., Montgomery County
My Commission Expires Feb. 25, 2006

Member, Pennsylvania Association of Notaries

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A* ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* Minimum assessment in effect.

# M. H. MEYERSON & CO., INC.
## Financial Statements
## and
## Supplemental Schedules Pursuant
## to SEC Rule 17a-5

January 31, 2003

## TABLE OF CONTENTS

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

# INDEPENDENT AUDITOR'S REPORT

To the Shareholders and
Board of Directors
M. H. Meyerson & Co., Inc.

We have audited the accompanying statement of financial condition of M. H. Meyerson & Co., Inc. as of January 31, 2003, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M. H. Meyerson & Co., Inc. as of January 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II (including information relating to the possession or control requirements), is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Abington, Pennsylvania
March 20, 2002



Certified Public Accountants

M. H. MEYERSON & CO., INC.
Statement of Financial Condition
January 31, 2003

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ | 961,465 |
| Receivables: | | |
| Clearing broker (Note 5) | | 4,152,243 |
| Income taxes (Note 11) | | 13,392 |
| Other | | 2,438,989 |
| Securities owned: (Notes 2 and 3) | | |
| Marketable, at market value | | 1,302,826 |
| Not readily marketable, at estimated fair value | | 840,962 |
| Furniture and equipment, net (Note 4) | | 562,969 |
| Deposits, prepaids and other | | 247,970 |
| Total assets | $ | 10,520,816 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Payable to trading representatives (See Note 6) | $ | 254,683 |
| Securities sold, not yet purchased (Notes 2 and 3) | | 217,777 |
| Accounts payable and accrued expenses | | 5,348,710 |
| Total liabilities | | 5,821,170 |
| Commitments and contingent liabilities (Note 14) | | |
| Subordinated loans (Note 9) | | 3,000,000 |
| Stockholders' Equity: | | |
| Common stock | | 75,320 |
| Additional paid-in capital | | 12,385,183 |
| Retained earnings (deficit) | | ( 10,760,857) |
| Total stockholders' equity | | 1,699,646 |
| Total liabilities and stockholders' equity | $ | 10,520,816 |

The accompanying notes are an integral part of these financial statements.

M. H. MEYERSON & CO., INC.
Statement of Operations
For the Year Ended January 31, 2003

| | | |
|---|---|---|
| REVENUE | | |
| Net gain on securities transactions | $ | 9,187,197 |
| Underwriting and investment banking fees | | 295,346 |
| Commissions | | 893,265 |
| Interest and other | | 51,199 |
| Total revenue | | 10,427,007 |
| EXPENSES | | |
| Compensation and benefits | | 5,962,304 |
| Clearance charges | | 2,164,443 |
| Communications | | 2,932,796 |
| Occupancy and equipment rental | | 1,059,762 |
| Professional fees | | 813,375 |
| Other operating expenses | | 3,480,772 |
| Total expenses | | 16,413,452 |
| Income before income taxes | | ( 5,986,445) |
| Provision for income taxes (Note 11) | | 423,504 |
| Net loss | $ | ( 6,409,949) |

The accompanying notes are an integral part of these financial statements.

M. H. MEYERSON & CO., INC.
Statement of Changes in Stockholders' Equity
For the Year Ended January 31, 2003

| | Common Stock | | Additional Paid-In Capital | Retained Earnings/ (Deficit) | Total Stockholders' Equity |
|---|---|---|---|---|---|
| | Shares (1) | Amount | | | |
| Balances at February 1, 2002 | 6,581,514 | $ 65,815 | $ 11,735,641 | $ ( 4,350,908) | $ 7,450,548 |
| Net loss | - | - | - | ( 6,409,949) | ( 6,409,949) |
| Shares issued for purchases | 200,000 | 2,000 | 98,000 | - | 100,000 |
| Shares issued as compensation | 750,000 | 7,500 | 551,250 | - | 558,750 |
| Shares issued on exercise of options | 450 | 5 | 292 | - | 297 |
| Balances at January 31, 2003 | 7,531,964 | $ 75,320 | $ 12,385,183 | $ (10,760,857) | $ 1,699,646 |

(1) Common Stock - $0.01 par value, authorized 25,000,000 shares; issued and outstanding 7,531,964 shares.

The accompanying notes are an integral part of these financial statements.

M. H. MEYERSON & CO., INC.
Statement of Changes in Subordinated Borrowings
For the Year Ended January 31, 2003

| | | |
|---|---|---|
| Subordinated borrowings at February 1, 2002 | $ | 2,000,000 |
| Increases: | | 1,000,000 |
| Decreases: | | - |
| Subordinated borrowings at January 31, 2003 | $ | 3,000,000 |

The accompanying notes are an integral part of these financial statements.

M. H. MEYERSON & CO., INC.
Statement of Cash Flows
For the Year Ended January 31, 2003

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net loss | $ | (6,409,949) |
| Adjustments to reconcile net loss to net cash expended in operating activities: | | |
| Depreciation and amortization | | 163,768 |
| Common stock issued as compensation | | 558,750 |
| Changes in assets and liabilities: | | |
| (Increase) decrease in assets: | | |
| Receivables: | | |
| Clearing broker | | 530,110 |
| Income taxes | | 2,834,102 |
| Other | | ( 416,740) |
| Securities owned | | 3,150,743 |
| Other assets | | 635,342 |
| Increase (decrease) in liabilities: | | |
| Payable to broker | | ( 166,864) |
| Payable to trading representatives | | ( 483,422) |
| Securities sold, not yet purchased | | (1,039,712) |
| Accounts payable and accrued expenses | | ( 346,303) |
| Net cash expended in operating activities | | ( 990,175) |
| Cash flows from financing activities: | | |
| Proceeds from subordinated loans | | 1,000,000 |
| Common stock issued | | 100,000 |
| Options exercised | | 297 |
| Net cash provided by financing activities | | 1,100,297 |
| Net increase in cash | | 110,122 |
| Cash and cash equivalents at beginning of year | | 851,343 |
| Cash and cash equivalents at end of year | $ | 961,465 |
| Supplemental disclosures of cash flow information | | |
| Cash paid during the year for: | | |
| Interest paid | $ | 29,299 |
| Income taxes | $ | - |

The accompanying notes are an integral part of these financial statements.

M. H. MEYERSON & CO., INC.
Notes to Financial Statements
January 31, 2003

## 1. ORGANIZATION

M.H. Meyerson & Co., Inc. (the "Company") is a registered broker dealer with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers ("NASD"). The Company provides securities trading, underwriting, investment banking and brokerage services for individuals, institutions and corporations. The Company, like other broker dealers, is directly affected by general economics and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Revenue* - Securities transactions (and related commission revenue and expense, if applicable) are recorded on a trade date basis.

*Fair Value of Securities* - Securities owned and sold, but not yet purchased, are valued at market value and the resulting difference between cost and market is included in income.

The market value of securities owned, consisting of equities, corporate obligations, United States government obligations, and state and municipal obligations, is determined by the Company utilizing quoted market prices, dealer quotes and prices obtained from independent third parties. Other securities with no ready market are valued at fair value as determined by management.

Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts which, because of the short-term nature of the financial instruments, approximate current fair value.

*Underwriting Revenues* – Underwriting fees are recorded at the time the underwriting is completed.

*Concentration of Credit Risks* - The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

*Furniture and Equipment* – Furniture and equipment is stated at cost. Office furniture, equipment and vehicles are depreciated over the estimated useful lives, ranging from three to seven years using accelerated methods. Leasehold improvements are amortized over the shorter of the remaining life of the lease or the estimated economic life of the improvements.

*Use of Estimates* – The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

*Cash and Cash Equivalents* - The Company includes as cash and cash equivalents amounts invested in money market mutual funds.

*Income taxes* - The Company provides for amounts of current and deferred taxes payable or refundable as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax assets or liabilities between years.

## 3. SECURITIES OWNED AND SECURITIES SOLD BUT NOT YET PURCHASED

Marketable securities owned consist of investment securities at quoted market values. Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the company.

| | Securities Owned | Securities Sold Not Yet Purchased |
|---|---|---|
| Marketable: | | |
| State and municipal obligations | $ 10,804 | $ - |
| Corporate stocks | 1,280,263 | 217,777 |
| Other | 11,759 | - |
| | $ 1,302,826 | $ 217,777 |
| Not readily marketable: | | |
| Corporate stocks | $ 820,790 | |
| Other | 20,172 | |
| | $ 840,962 | |

M. H. MEYERSON & CO., INC.
Notes to Financial Statements (Continued)
January 31, 2003

4. FURNITURE & EQUIPMENT, AND OPERATING LEASES

Furniture and equipment is summarized as follows:

| | |
|---|---|
| Furniture, fixtures, equipment and leasehold improvements | $ 2,788,641 |
| Less accumulated depreciation and amortization | 2,225,672 |
| | $ 562,969 |

Depreciation and amortization expense totalled $163,408 for the year ended January 31, 2003.

The Company signed a 15 year lease for new office space, effective August 1, 1996, and added additional space effective March 15, 1997. The Company also pays rent for space under agreements with the principal shareholder.

The Company leases its office equipment under various leases expiring in 2003, 2005, and 2006. Minimum annual rental and lease commitments for all office space with a remaining term of one year or more at January 31, 2003 are as follows:

| Year ending January 31, | Office Space | Equipment |
|---|---|---|
| 2004 | $ 856,410 | $ 56,379 |
| 2005 | 856,410 | 23,460 |
| 2006 | 856,410 | 1,955 |
| 2007 | 874,836 | - |
| Remainder through July 31, 2011 | 4,019,668 | - |
| Net minimum lease payments | $ 7,463,734 | $ 81,794 |

Annual aggregate office rental and office equipment lease expenses for the year ended January 31, 2003, totaled $824,730 and $223,155 respectively.

Effective September 25, 2001, the Company has subleased a portion of its office space under an agreement which calls for monthly payments of $16,234. The sublease is for a term of three months with automatic renewals.

## 5. DEPOSIT WITH, RECEIVABLE FROM AND PAYABLE TO CLEARING BROKER

The Company maintains clearing agreements with Spear, Leads & Kellogg ("SLK") and Fiserv Securities, Inc., formerly Investec Ernst and Company ("Fiserv"). Under the agreement with SLK the Company maintains a clearing deposit of $1,000,000. The Company primarily clears its proprietary equity market making activity through SLK. In November, 2002 Investec Ernst and Company exited the clearing business. Fiserv Securities, Inc. acquired Investec Ernst and Company's clearing business. Under the agreement with Fiserv the Company maintains a clearing deposit of $100,000. The Company primarily clears its proprietary municipal bond business and customer transactions through Fiserv.

## 6. PAYABLE TO TRADING REPRESENTATIVES

Payable to trading representatives represents commissions earned by market makers and retail representatives. Market makers are required to maintain a balance with the Company equivalent to approximately twenty-five percent of their net trading positions. The remaining balance of commissions is available for immediate withdrawal.

## 7. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

The Company will operate in accordance with the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. All customer transactions are cleared through SLK and Fiserv.

## 8. RELATED PARTY TRANSACTIONS

The Company has loaned Anthony F. Dudzinski, the Company's former president, $200,000 to purchase 50,000 shares of the Company's stock. The loan matures February 21, 2004 and is non-interest bearing. The shares of the Company are pledged as collateral for the loan.

## 9. SUBORDINATED LOANS

The Company entered into a NASD approved subordinated loan agreement with Spear, Leeds & Kellogg dated June 3, 1997 and effective August 1, 1997. The loan is for $2,000,000 and matured on August 31, 1999 but was extended to August 31, 2003. It is subject to monthly interest payments at the rate of one half percent below the Prime Rate and is unsecured.

The Company has entered into a NASD approved subordinated loan agreement with two stockholders. The first agreement was effective December 10, 2002 in the amount of $500,000. This agreement bears interest at an annual rate of 6% and matures December 31, 2003. The second agreement was effective January 14, 2003 in the amount of $500,000. This agreement bears interest at an annual rate of 6% and matures January 31, 2004.

9. SUBORDINATED LOANS (Continued)

All of the aforementioned subordinated loans are considered debt for purposes of the debt to debt equity ratio.

10. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of the SEC, the Company is required to maintain net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At January 31, 2003 the Company had net capital and capital requirements of $1,841,137 and $1,000,000 (minimum), respectively. The Company's net capital ratio was 3.04 to 1.

11. INCOME TAXES

The Company elected to carryback its operating loss for the fiscal year ended January 31, 2002 and was able to recover approximately $2,350,000 in federal taxes previously paid during the fiscal year ended January 31, 2003. At January 31, 2003 the Company has approximately $11,095,000 in net operating losses available for carryforward. Of these losses, $4,765,000 expire in 2022 and $6,330,000 expire in 2023.

For state income tax purposes the Company has an available operating loss carryforward of approximately $17,350,000 at January 31, 2003 of which $11,000,000 and 6,300,000 expires in 2009 and 2010, respectively.

In accordance with FASB Statement No. 109, accounting for income taxes, the Company has a future tax benefit of its current net operating loss. The potential federal and state tax benefit if the net operating loss is fully utilized would be approximately $3,750,000 and $1,500,000, respectively. The Company has determined to provide for a full valuation allowance for the future tax benefit.

12. STOCK OPTIONS

The Company has established employee stock option plans administered by the Board of Directors. Under the plans, options may be granted to employees of the Company and other qualified individuals up to an aggregate of 3,500,000 shares of Common stock. As of January 31, 2003, 3,074,328 options have been granted under this plan, of which 2,489,328 are exercisable. The outstanding options have exercise prices of $0.25 to $7.8125 per share. At January 31, 2003 1,137,430 options were exercised and 1,947,147 are outstanding.

## 13. STOCK-BASED COMPENSATION

The Company uses the intrinsic value method to account for stock-based employee compensation plans. Under this method, compensation cost is recognized for stock option awards only if the quoted market price (or estimated fair market value of the stock prior to the stock becoming publicly traded) is greater than the amount the employee must pay to acquire the stock. Under the intrinsic value method compensation cost would have been $52,145 had all available exercisable options been exercised at the grant price versus the January 31, 2003 closing price.

The exercise price of each option granted under the plan is determined by the Company's Board of Directors at the time of grant. The exercise price of incentive stock options must be at least equal to the fair market value of the Company's stock on the date of the grant.

## 14. COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of business the Company enters into underwriting commitments. There were no transactions open at January 31, 2003, relating to such underwriting commitments.

### LITIGATION

The following litigation and/or arbitration matters are pending:

***Rainbow Medical (Florida)***

*Harry Binder, on behalf of himself and all others similarly situated, Plaintiff, v. Rainbow Medical Inc., Rainbow Pediatrics, Inc., M.H. Meyerson & Co., Inc., Hugo D. Goldstraj, M.D, Marcela C. Goldstraj, M.D., Roberto P. Novo, M.D., Sandra R. Giblin, Martin Leventhal, Gina Bertinelli, Defendants, Circuit Court of the Eleventh Judicial Circuit, Miami Dade, Florida, Case No. 00-24851 CA.*

On September 19, 2000, plaintiff commenced a class action lawsuit alleging that the class, consisting of all investors who purchased investment units in Rainbow Medical, Inc. ("Rainbow") in a $2.5 million private placement offering in June 1997, purchased units which became worthless when, after the offering closed, certain officers and inside directors of Rainbow, specifically defendants Hugo D. Goldstraj, M.D., Marcela C. Goldstraj, M.D., and Roberto P. Novo, M.D., looted Rainbow and stole the proceeds of the offering. The Company was the placement and selling agent for the private placement. Martin Leventhal, C.P.A., a director of the Company became an outside director of Rainbow after the offering closed.

14. COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

Plaintiff in its Amended Complaint claims against the Company and Leventhal for breach of fiduciary duty, negligent misrepresentation and negligence. Plaintiff alleged that the Company failed to make certain disclosures in the offering memorandum concerning legal proceedings involving Rainbow's officers, that the Company failed to ensure that Rainbow engaged in certain corporate actions and that Rainbow failed to use the offering proceeds in the manner stated in the offering memorandum. Plaintiff sought approximately $2.6 million in damages on behalf of the "class" of investors.

On July 19, 2001, plaintiff Harry Binder, as the putative class representative, filed a motion to have the lawsuit certified as a class action. On December 11, 2001, the Trial Court issued an Order denying the motion. Accordingly, the only claims that now remain in the case are plaintiff's individual claims, which seek damages of $37,500, together with interest and attorney's fees.

Plaintiff appealed the Court's Order denying class certification. On November 27, 2002, the Third District Court of Appeal, Florida issued a decision affirming the Trial Court's denial of class certification. The Company intends to defend itself vigorously against any litigation by plaintiff of his individual claims.

***Hightower***

*Fred D. Hightower, Lawrence J. Kelly, David Kramer, Neal Lisann, Ronald Nilsen, Carolyn Nilsen, Richard Pizitz, Alfred Schwimmer, and John Rivi, on behalf of themselves and all others similarly situated, Plaintiffs, v. M.H. Meyerson & Co., Inc. Ronald Heller, David Nagelberg, Martin Leventhal and John Does 1-50, Defendants, Superior Court of New Jersey, Hudson County, Law Division, Docket No. L-3876-02.*

On June 6, 2002, the plaintiffs commenced a class action lawsuit in New Jersey alleging virtually the same claims that are alleged in the Binder lawsuit in Florida, which is discussed above. Claims include misrepresentation and omissions in the Rainbow offering Memorandum concerning the financial condition of Rainbow, a failure to disclose pending litigation, and a failure to ensure that Rainbow performed specific corporate actions after the close of the Offering concerning the use of the proceeds for intended purposes and the listing of Rainbow's stock. In addition to the Company and Leventhal, the plaintiffs in this New Jersey lawsuit have also named as defendants Ronald Heller and David Nagelberg, who were involved with the June 1997 Private Placement on behalf of the Company.

The defendants moved to stay or dismiss the case because of the pendancy of the identical Binder case in Florida. Plaintiffs then moved for class certification and defendants opposed that motion. After the Florida Appeals Court in the Binder Florida lawsuit affirmed the trial court's denial of plaintiff's class certification motion in that case, the New Jersey Court in the Hightower case held that the defendants motion to stay the case was moot. The defendants then moved to dismiss the Hightower complaint for failure to state a valid claim.

14. COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

The New Jersey Court held a hearing on the motion on February 20, 2003 and denied plaintiffs' motion for class certification, without prejudice to a renewal of that motion after completion of discovery. The New Jersey Court also denied defendants' motion to dismiss, without prejudice and defendants' right to move for summary judgment upon completion of discovery. Defendants believe that the allegations of wrongdoing are meritless, and will defend against all claims vigorously.

***Federal Securities Claims (New Jersey)***

*In re M.H. Meyerson & Co., Inc. Securities Litigation, United States District Court, District of New Jersey, 02 div. 2724.*

On June 6, 2002, the plaintiff (who is also the plaintiff's in the Florida lawsuit discussed above) filed a Class Action Complaint against the Company and defendants, Martin Meyerson, Kenneth Koock, Estate of Eugene Whitehouse, Jeffrey Meyerson, Bertram Siegel, Martin Leventhal and Alfred Duncan who are directors of the Company. Plaintiffs allege fraud claims under the federal securities law relating to the Company's disclosures, and alleged failures to disclose certain information relating to prior litigations involving the Company, the efforts of the Company's subsidiary, eMeyerson.com, Inc., to develop an electronic trading program through a license agreement with TradinGear.com, Inc. and a litigation arising from eMeyerson's termination of that agreement, and other matters. Plaintiffs seek damages in excess of $15 million for the alleged class.

Subsequently, a virtually identical class action lawsuit was filed by other plaintiffs against the same defendants in the same court, Choung v. M.H. Meyerson & Co., Inc., et al., United States District Court of New Jersey, 02 Civ. 3622. On September 24, 2002, the District Court consolidated the two cases under the caption, "In re M.H. Meyerson & Co. Securities Litigation," Master File No. 02-CV-2724. The plaintiffs have served an Amended Complaint, which repeats the allegations of the initial pleading.

The defendants believe that the allegations are meritless and fail to state legally valid claims. The Company intends shortly to move to dismiss the amended complaint, and to contest the allegations of wrongdoing vigorously.

14. COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

***C.V.I. Group v. M.H. Meyerson & Co., Inc. and Bear Stearns & Co., Inc.***

In May 1999, claimants filed a Statement of Claim in arbitration with the National Association of Securities Dealers alleging that the Company wrongfully transferred 20,000,000 shares of Whitehall Enterprises, Inc. that were deposited with the Company and its then clearing agent, Bear Stearns & Co., Inc. ("Bear Stearns"). Claimants contend that their damages are based upon the market price of the shares at the date of the transfer, $.25 per share. This claim is partially covered by the Company's Broker/Dealer Errors and Omissions Policy for net of $1,000,000.

The Company denied all liability and asserted that the transfer of the shares were authorized and duly executed by each of the claimant entities, EMES, SLR, and Ontario, to Global Financial. Each of EMES, SLR, and Ontario, in its respective Power of Attorney, appointed Global Financial as its agent and attorney-in-fact with full and unlimited power and authority to buy, sell, assign, endorse, and transfer all securities of any nature standing anywhere in the name, respectively, of EMES, SLR, and Ontario. Claimants sent copies of each of the Powers of Attorney to the Company to facilitate the transfer of the shares to Global Financial.

The evidence showed that claimants did not send a revocation of the Power of Attorney until January 27, 2000 – three days after the shares were transferred. Moreover, the Power of Attorney specifically stated that any revocation is ineffective as to any transaction that was initiated before a revocation. This matter was arbitrated in Buffalo, New York on October 15-17, 2001.

On January 8, 2002, the NASD arbitration panel awarded $5,000,000 in compensatory damages against the Company and Bear Stearns Securities Corp. The award was joint and several against both firms. Bear Stearns Securities Corp. may attempt to assert a cross claim against the Company for its share of such damages relying on the indemnification provisions of the clearing agreement. The Company has filed a pending complaint in the federal district court of New Jersey in which it seeks to vacate the decision in its entirety alleging violation of several legal issues. The Claimants removed the proceeding to the United States District Court, District of New Jersey.

While both the management of the Company and its legal counsel reasonably anticipate a favorable outcome from the complaint, due to the fact that the $5,000,000 arbitration award has very limited grounds for being successfully overturned on appeal, the Company has recorded the $5,000,000 adverse award as a liability in the financial statements. The Company has a Securities Broker/Dealer's Professional Liability Insurance policy with coverage of $1,000,000 for each loss. The insurance company has acknowledged that the adverse arbitration award is covered under the policy. The Company has recorded a $1,000,000 insurance receivable in the financial statements.

14. COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

***eMeyerson.com, Inc.***

Two plaintiffs filed federal securities fraud claims against the Company and certain affiliated or related parties, arising from plaintiff's private placement purchase of $300,000 in stock of eMeyerson.com Inc. that was then a subsidiary of the Company. The lawsuit was filed in the United States District Court, District of New Jersey, Hemphill v. Meyerson, Civ. No. 01-5134. Plaintiffs alleged that defendants failed to disclose material facts concerning, inter alia, eMeyerson's ownership of stock in a vendor company that was under contract to develop for eMeyerson an electronic trading platform. Defendants moved to dismiss the complaint.

On April 25, 2002, the District Court granted defendants' motion and dismissed the complaint with prejudice and without to replead. The plaintiffs have appealed the District Court's order to the United States Court of Appeals for the Third Circuit. The defendants have opposed the appeal and are awaiting a decision. Defendants believe that the claims are without merit and intend to defend vigorously against the same.

***Optomedic Medical Technologies Ltd.***

An action styled as a class action has been initiated against Optomedic Medical Technologies Ltd. ("Optomedic"), an executive officer of Optomedic and against the Company in connection with its underwriting in June 1998 of Optomedic securities. The Company believes that plaintiffs have filed a deficient pleading, and has made a motion to dismiss the plaintiff's complaint. The court has had the Company's motion since June 2000 but has not yet indicated its decision. The accountants for Optomedic have not been joined by counterclaim to the action but the Company has reserved its right to do so. Following the court's response to its motion, to the extent that the matter or any portion thereof remains pending, the Company intends to depose various parties to prove its defense and to defend itself vigorously against plaintiff's claims.

***Miscellaneous***

From time to time, certain of the past and present officers, directors and employees have been named as parties in lawsuits, securities arbitration and administrative claims. These past and present officers, directors and employees are currently the subject of proceedings that are in their initial stages. In the opinion of management, based upon consultation with legal counsel, the Company is not currently a party to any other legal or arbitration proceeding not already disclosed, the adverse outcome of which, individually or in the aggregate, that can be predicted with any reasonable certainty, could have a material adverse effect on its business, financial condition and operating results.

14. COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

Dissatisfied customers of the Company's broker-dealer clients may complain to the NASD or the SEC who may investigate those complaints. These complaints may even rise to the level of arbitration or disciplinary action. In addition, the securities industry is subject to extensive regulation under federal, state and applicable international laws. As a result, the Company is required to comply with many complex laws and rules and the Company's ability to so comply is dependent in large part upon the establishment and maintenance of a qualified compliance system. Management is not aware of any other SEC or NASD review, or NASD arbitration that would have a materially adverse impact on the Company's business, financial condition and operating results.

15. 401K SAVINGS PLAN

Employees of the Company may participate in a 401(K) savings plan, whereby the employees may elect to make contributions pursuant to a salary reduction agreement upon meeting age and length-of-service requirements. The Company made no contributions to the plan for the year ended January 31, 2003.

16. STOCK ISSUANCE AND MANAGEMENT CHANGE

In January 2003 the Company's board of directors elected a new President, Chief Executive Officer and Co-Chairman of the board, John P. Leighton. Mr. Leighton was issued 750,000 shares of the Company's stock in connection with his employment agreement. The 750,000 shares were valued at the closing price of the Company's stock at the signing of Mr. Leighton's agreement and subsequent amendment to the agreement. A value of $558,750 of compensation expense has been recorded in the financial statements.

Mr. Leighton has assembled a new management team in order to reorganize the Company. In one form or another this team spent nearly five years together at Knight Securities, L.P., the largest Nasdaq market maker. Mr. Leighton and the new management team have implemented a plan to redirect the Company's market making operations to obtain a greater market share in the Nasdaq Small Cap and OTC Bulletin Board markets. The new management team believes strongly that this new business model will reverse the significant operating losses the company has incurred in the past two fiscal years.

The new management team has implemented plans to raise additional capital for the Company. Effective January 14, 2003, Mr. Leighton has contributed $500,000 in the form of a subordinated note (See Note 9) to the Company. Certain members of this new management team have purchased company stock totaling $100,000. In February and March of 2003 the Company has raised additional capital from members of the new management team and other employees in the form of newly issued stock totaling $638,753.

Schedule I

M. H. MEYERSON & CO., INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
January 31, 2003

COMPUTATION OF NET CAPITAL

| | | |
|---|---|---|
| Total stockholders' equity | $ | 1,699,646 |
| Add subordinated loans | | 3,000,000 |
| Deduct stockholders' equity not allowable for Net Capital: | | - |
| Total stockholders' equity qualified for Net Capital | | 4,699,646 |
| Deductions and/or charges: | | |
| Non-allowable assets: | | |
| Fixed assets | | 562,969 |
| Securities owned, not readily marketable | | 840,962 |
| Income tax receivable | | 13,392 |
| Other receivables | | 930,139 |
| Prepaid expenses and other assets | | 247,970 |
| Total non-allowable assets | | 2,595,432 |
| Net Capital before haircuts on securities positions | | 2,104,214 |
| Trading and investment securities: | | |
| Exempted securities | | 756 |
| Other securities | | 262,321 |
| Net Capital | $ | 1,841,137 |

COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | |
|---|---|---|
| Total aggregate indebtedness liabilities from Statement of Financial Condition | | |
| Accounts payable and accrued expenses | $ | 5,348,710 |
| Payable to trading representatives | | 254,683 |
| Total aggregate indebtedness | $ | 5,603,393 |
| Percentage of aggregate indebtedness to net capital | | 304% |
| Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | | 64% |

Schedule I (Continued)

M. H. MEYERSON & CO., INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
January 31, 2003

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | | |
|---|---|---|
| Minimum Net Capital (6 2/3% of $5,603,393) | $ | 373,560 |
| Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement | $ | 1,000,000 |
| Net Capital requirement | $ | 1,000,000 |
| Excess Net Capital | $ | 841,137 |
| Excess Net Capital at 1000% | $ | 1,280,798 |

## RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

| | | |
|---|---|---|
| Net Capital per broker's unaudited January 31, 2003 filing | $ | 1,880,205 |
| Net Capital per annual audit report | | 1,841,137 |
| Decrease | $ | ( 39,068) |

Decrease accounted for as follows:

| | | |
|---|---|---|
| Reduction in net income | $ | ( 1,153,651) |
| Increase in equity | | 558,750 |
| Decrease in non allowable assets | | 561,119 |
| Increase in haircuts | | ( 5,286) |
| Decrease | $ | ( 39,068) |

Schedule II

M. H. MEYERSON & CO., INC.
Computation For Determination of the
Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
January 31, 2003

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k) (2) (ii).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3

No material difference exists between the broker's January 31, 2003, unaudited, Part IIA filing and the Annual Audit Report.

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
M. H. Meyerson & Co., Inc.

In planning and performing our audit of the financial statements and supplemental schedules of M. H. Meyerson & Co., Inc. ("the Company") for the year ended January 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons.

2) Recordation of differences required by Rule 17a-13.

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Abington, Pennsylvania
March 20, 2003



Certified Public Accountants